09058345

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49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 00859

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C. R. DAVIS & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

939 CLOCKTOWER DRIVE, SUITE A

(No. and Street)

SPRINGFIELD,	ILLINOIS	62704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY R. GIBBS (217) 793 0733

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ECK, SCHAFER & PUNKE, LLP

(Name – *if individual, state last, first, middle name*)

600 EAST ADAMS	SPRINGFIELD	ILLINOIS	62701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 27 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY R. GIBBS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. R. DAVIS & COMPANY, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

SUSAN N. GIBBS
MY COMMISSION EXPIRES
MAY 29, 2010
NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. R. DAVIS & COMPANY

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

December 31, 2008 and 2007

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

To the Board of Directors
C. R. Davis & Company
Springfield, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of C. R. Davis & Company (the Company) for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to error or fraud may occur and not be detected by such controls.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We believe the following matter is a significant deficiency. Our recommendations regarding these matters are discussed below.

Segregation of Duties

Proper segregation of duties and responsibilities does not exist since only two persons record all cash and security transactions and do the bookkeeping for the Company. This weakness is somewhat alleviated by the supervision and review of the president of the Company who is integrally involved with the daily operations. We recognize that it may not be practicable to segregate duties because of the size of the Company's operations, but our professional responsibilities require us to bring this to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eck, Schafer + Punke, LLP

Springfield, Illinois
January 27, 2009

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

To the Board of Directors
C. R. Davis & Company
Springfield, Illinois

We have audited the financial statements of C. R. Davis & Company (the Company) for the year ended December 31, 2008, and have issued our report thereon dated January 27, 2009. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Accounting Principles Generally Accepted in the United States of America.

As stated in our engagement letter dated November 12, 2008, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by C. R. Davis & Company are described in Note A to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2008. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected, however we believe the Company has no particularly sensitive estimates or disclosures.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated January 27, 2009.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Board of Directors and management of C. R. Davis & Company and is not intended to be and should not be used by anyone other than these specified parties.

Eck, Schafer & Punke, LLP

Springfield, Illinois
January 27, 2009

C. R. DAVIS & COMPANY

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2008 and 2007

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL CONDITION	4
STATEMENTS OF INCOME	5
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY	6
STATEMENTS OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8
SUPPLEMENTARY INFORMATION	
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION	12
SCHEDULE I - FOCUS REPORT - PART IIA	13
SCHEDULE II - RECONCILIATION OF COMPUTATION OF NET CAPITAL	15
SCHEDULE III - CLAIM FOR EXEMPTION PURSUANT TO RULE 15c3-3	16

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield. Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report

Board of Directors
C. R. Davis & Company

We have audited the accompanying statements of financial condition of C.R. Davis & Company as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.R. Davis & Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eck, Schafer & Punke, LLP

Springfield, Illinois
January 27, 2009

C. R. Davis & Company

STATEMENTS OF FINANCIAL CONDITION

December 31

	2008	2007
ASSETS		
Cash	$ 124,415	$ 150,535
Cash segregated for exclusive benefit of customers	100	100
Receivable from brokers and dealers	13,663	12,492
Securities owned-marketable, at market value	46,126	73,586
Prepaid income tax	5,546	-
Deferred tax benefit	2,402	-
Other assets	2,269	2,632
Equipment, net of accumulated depreciation of $ 8,292 and $ 7,216 at 2008 and 2007, respectively	3,163	4,019
	$ 197,684	$ 243,364
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 2,109	$ 2,547
Accrued payroll taxes	7,067	12,830
Income taxes payable	-	1,019
Commissions payable	18,931	12,855
	28,107	29,251
Deferred tax liability	-	4,232
STOCKHOLDERS' EQUITY		
Common stock - authorized 100 shares of $ 100 par value; issued and outstanding 51 shares in 2008 and 2007	5,100	5,100
Additional contributed capital	56,991	56,991
Retained earnings	107,486	147,790
	169,577	209,881
	$ 197,684	$ 243,364

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF INCOME

Year ended December 31

	2008	2007
Revenues		
Commissions	$ 266,350	$ 259,032
Investment income	3,977	10,907
Net dealer inventory and investment gain (loss)	(31,273)	4,192
Miscellaneous income	600	35,000
	239,654	309,131
Expenses		
Advertising	1,338	1,554
Depreciation	1,076	1,170
Dues and assessments	1,850	1,950
Entertainment	735	1,039
Financial and news service	3,782	5,755
Insurance	55,806	45,200
Miscellaneous	3,493	5,366
Office supplies	3,168	2,731
Postage and printing	418	726
Professional fees	4,983	4,840
Rent	19,200	16,000
Salaries and commissions		
Stockholders	110,389	128,878
Others	58,620	48,502
Service fees	7,901	12,109
Taxes	11,107	11,432
Telephone	4,200	4,006
Utilities	2,762	2,750
	290,828	294,008
Income (loss) before income taxes	(51,174)	15,123
Income taxes	(10,870)	2,738
NET INCOME (LOSS)	$ (40,304)	$ 12,385

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 2006	$ 5,100	$ 56,991	$ 135,405	$ 197,496
Net income for the year	-	-	12,385	12,385
Balance at December 31, 2007	5,100	56,991	147,790	209,881
Net loss for the year	-	-	(40,304)	(40,304)
Balance at December 31, 2008	$ 5,100	$ 56,991	$ 107,486	$ 169,577

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CASH FLOWS

Year ended December 31

	2008	2007
Cash flows from operating activities		
Net income (loss)	$ (40,304)	$ 12,385
Adjustments to reconcile net income to net cash provided by operating activities		
Investment inventory (gain) loss	31,273	(4,192)
Depreciation	1,076	1,170
Deferred income taxes	(6,634)	190
Change in assets and liabilities		
(Increase) in receivable from brokers and dealers	(1,171)	(1,627)
(Increase) decrease in prepaid income taxes	(5,546)	2,201
(Increase) decrease in other assets	363	(1,268)
Increase (decrease) in accounts payable	(438)	603
Increase (decrease) in accrued payroll taxes	(5,763)	3,564
Increase (decrease) in income taxes payable	(1,019)	1,019
(Decrease) increase in commissions payable	6,076	(9,987)
Net cash provided by (used in) operating activities	(22,087)	4,058
Cash flows from investing activities		
Purchase of securities owned-marketable	(3,813)	(19,080)
Sale of securities owned-marketable	-	5,378
Capital expenditures, net of dispositions	(220)	-
Net cash used in investing activities	(4,033)	(13,702)
Net decrease in cash	(26,120)	(9,644)
Cash at beginning of year	150,635	160,279
Cash at end of year	$ 124,515	$ 150,635

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

The Company's primary business activity is the purchase and sale of investment securities for individuals.

2. Security Transactions

Security transactions are recorded on the trade date.

3. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

4. Securities Owned

The Company's securities are valued at market as of December 31, 2008 and 2007. Accordingly, the financial statements reflect an unrealized (loss) gain of $ (31,273) and $ 4,098 for the years ended December 31, 2008 and 2007, respectively, and an accumulated unrealized (loss) gain of $ (12,551) and $ 18,722 at December 31, 2008 and 2007, respectively.

5. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

6. Depreciation

Equipment is stated at cost. Depreciation on the equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over estimated service lives, using straight-line methods for financial reporting and accelerated methods for tax reporting purposes. Estimated useful lives of the assets range from five to seven years.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

7. Income Taxes

The Company provides for deferred income taxes arising from the differences in financial and tax accounting.

NOTE B - INCOME TAXES

Details of the provision for current and deferred income taxes for the years ended December 31 follow:

	2008	2007
Current provision		
Federal	$ (2,796)	$ 1,568
State	(1,440)	980
	(4,236)	2,548
Deferred provision	(6,634)	190
	$ (10,870)	$ 2,738

Deferred tax (benefit) liability at December 31, 2008 and 2007, consist of the following:

	2008	2007
Deferred taxes		
Depreciation, net of tax expensing of equipment	$ 259	$ 262
Unrealized (loss) gains on securities	(2,661)	3,970
	$ (2,402)	$ 4,232

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $ 50,000 at December 31, 2008 and 2007. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, respectively, the Company had net capital of $ 140,675 and $ 181,936, which were $ 90,675 and $ 131,936 in excess of its required net capital of $ 50,000 for 2008 and 2007. The Company' s net capital ratio was .20 to 1 and .16 to 1 at December 31, 2008 and 2007, respectively.

NOTE D - RELATED PARTY TRANSACTIONS

Jeffrey R. Gibbs is the majority shareholder of the Company. The Company was a tenant in a building owned by Mr. Gibbs during 2008 and 2007.

SUPPLEMENTARY INFORMATION

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report on Supplementary Information

Board of Directors
C. R. Davis & Company

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplementary information presented on pages 13 through 16 is presented for purposes of additional analysis and is not a required part of the 2008 basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the 2008 basic financial statements taken as a whole.

Eck, Schafer & Punke, LLP

Springfield, Illinois
January 27, 2009

C. R. Davis & Company

SCHEDULE I
FOCUS REPORT - PART IIA

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2008

Firm ID: 001593

1.	Total ownership equity (o/e)		$ 169,577
2.	Deduct o/e not allowable for net capital		-
3.	Total o/e qualified for net capital		169,577
4.	Add:		
	A. Allowable subordinated liabilities		-
	B. Other deductions or credits		-
5.	Total capital and allowable subloans		169,577
6.	Deductions and/or charges		
	A. Total nonallowable assets	$ 20,977	
	B. Secured demand note deficiency	-	
	C. Capital charges for spot and commodity futures	-	
	D. Other deductions and/or charges	-	20,977
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts		148,600
9.	Haircuts on securities:		
	A. Contractual commitments	-	
	B. Subordinated debt	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	7,925	
	D. Undue concentration	-	
	E. Other	-	7,925
10.	Net Capital		$ 140,675

C. R. Davis & Company

SCHEDULE I
FOCUS REPORT - PART IIA - CONTINUED

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2008

Firm ID: 001593

11.	Minimum net capital required: (based on aggregate indebtedness)		$ 1,873
12.	Minimum dollar requirement		50,000
13.	Net capital requirement (greater of line 11 or 12)		50,000
14.	Excess net capital		90,675
15.	Excess net capital at 1000% (net capital - 10% of AI)		137,864

Computation of Aggregate Indebtedness

16.	Total AI liabilities from balance sheet		$ 28,107
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed where no equivalent value is paid or credited	-	
	C. Other unrecorded amounts	-	-
19.	Total aggregate indebtedness		$ 28,107
20.	Ratio of AI/NC		.20 to 1

C. R. Davis & Company

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL

	Accompanying Statement of Financial Condition	FOCUS IIA Report Submitted January, 2009	Difference
Stockholders' equity	$ 169,577	$ 169,577	$ -
Nonallowable assets			
12b-1 Commissions receivable	7,597	7,597	-
Prepaid expense	2,269	2,269	-
Fixed assets	3,163	3,163	-
Income taxes recoverable	7,948	7,948	-
Haircuts on securities	7,925	7,925	-
	28,902	28,902	-
NET CAPITAL	$ 140,675	$ 140,675	$ -

C. R. Davis & Company

SCHEDULE III
CLAIM FOR EXEMPTION PURSUANT TO RULE 15c3-3

December 31, 2008

An exemption from Rule 15c3-3 is claimed by section (k)(2)(ii).